UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

~~

€ bn 1 USA 25.9 Spain 19.9 Eurasia 16.6 Turkey 2.4 South America 2.2 Mexico 2.1 Total Group 69.2€ bn 1 USA 25.9 Spain 19.9 Eurasia 16.6 Turkey 2.4 South America 2.2 Mexico 2.1 Total Group 69.2

• • • Bn• • • Bn

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 30, 2020
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative

BBVA
Creating Opportunities

2Q20 Results

July 30th, 2020

Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document.

This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

Our priorities remain unchanged in response to the COVID-19 crisis

Protect the health and safety of our employees, clients and the community

Bank **performing as usual** during the crisis, leveraging our **differential technology infrastructure**

Managing the different stages of the **pandemic in the countries** with homogeneous health and business continuity processes

Prudent return to the office leveraging data

Continue to provide an essential service to the economies where we operate

Branch openings based on the evolution of the pandemic and business activity


OPEN BRANCHES
% OF TOTAL
59%
87%
Mar
Jun

Reorienting our clients to **remote and digital channels**


DIGITAL CUSTOMERS PENETRATION
(6M20)
60%
MOBILE CUSTOMERS PENETRATION
(6M20)
56%

Offer financial support to our clients

Deferrals of loans and repayment flexibility*
9% of total portfolio
~4 million deferrals

Total loan growth in H1**
€26 billion

Providing **lines of credit** through government facilities*
€20 billion***

(*) Data as of July 20th.
(**) Total gross loan book growth in constant €.
(***) Includes undrawn commitments.

Dynamic crisis management based on data

Our digital capabilities led to a competitive advantage in this context

Differential capabilities key to successfully serve our clients through digital and **remote channels**

+

Ability and **agility to deliver valuable tools** and functionalities in the current environment

INTERACTIONS

Global apps visits
pre vs. post COVID-19

+20%

Remote banker interactions
"My conversations in Spain"
Jun.20 vs. Feb.20

+68%

GROUP DIGITAL SALES

2Q20

66%
UNITS

50%
VALUE- PRV*

Global Mobile App (GloMo) deployment in multiple countries

>240
global features

13 million
clients migrated
in Mexico, Uruguay, Peru, Argentina

Global SMEs App (GEMA)

2.5x
New daily unique users and downloads
Jun.20 vs. Feb.20

Digital Signature in Corporate Investment Banking

Increased
29x
vs. pre COVID-19

(*) Product Relative Value as a proxy of lifetime economic representation of units sold.

Resilient Pre-Provision Profit and strong capital generation in a challenging environment


OPERATING INCOME
(€M CURRENT)
+0.7%
+17.6%
in constant €
2,945
2,967
2Q19
2Q20
NET ATTRIBUTABLE PROFIT
(€M CURRENT)
-49.5%
1,260
636
2Q19
2Q20
CET1 FULLY LOADED
(%)
+38 bps
10.84%
11.22%
Mar-20
Jun-20
TBV/SHARE
(€/Share)
+1.6%
5.78
5.87
Mar-20
Jun-20

Given frontloaded provisioning in 1Q20, Net Attributable Profit has increased 118% QoQ*

(*) Excluding BBVA USA goodwill impairment in 1Q20 (2,084 €M).

Top messages of the quarter

1

Proven resilience in **Pre-Provision Profit**

OPERATING INCOME (€ constant)
+17.6% vs. 2Q19

2

Very strong **cost control** and **efficiency**

OPERATING EXPENSES (€ constant)
-4.9% vs. 2Q19

3

Risk indicators improving and within expectations

COST OF RISK (2Q annualized)
1.51% vs. **2.57%** in 1Q20

4

Strong evolution of **capital ratios**

CET1 FL
11.22% **+38 bps** vs. Mar 20

2Q20 Profit & Loss

BBVA Group (€m)	2Q20	Change 2Q20/2Q19 %	Change 2Q20/2Q19 % constant
Net Interest Income	**4,097**	**-9.8**	**2.0**
Net Fees and Commissions	1,043	-16.9	-9.5
Net Trading Income	512	341.5	419.7
Other Income & Expenses	-91	n.s.	n.s.
Gross Income	**5,561**	**-5.7**	**6.1**
Operating Expenses	-2,594	-12.1	-4.9
Operating Income	**2,967**	**0.7**	**17.6**
Impairment on Financial Assets	-1,571	115.0	152.0
Provisions and Other Gains and Losses	-330	176.4	199.6
Income Before Tax	**1,066**	**-49.1**	**-39.9**
Income Tax	-269	-54.8	-46.7
Non-controlling Interest	-162	-32.8	-19.8
Net Attributable Profit (reported)	**636**	**-49.5**	**-40.5**

1H20 Profit & Loss

BBVA Group (€m)	1H20	Change 1H20/1H19 %	Change 1H20/1H19 % constant
Net Interest Income	**8,653**	**-3.2**	**4.5**
Net Fees and Commissions	2,301	-6.8	-1.7
Net Trading Income	1,107	104.1	135.1
Other Income & Expenses	-16	n.s.	n.s.
Gross Income	**12,045**	**0.8**	**8.8**
Operating Expenses	-5,512	-6.2	-1.5
Operating Income	**6,533**	**7.6**	**19.2**
Impairment on Financial Assets	-4,146	139.5	162.0
Provisions and Other Gains and Losses	-671	134.9	143.6
Income Before Tax	**1,716**	**-57.7**	**-52.6**
Income Tax	-455	-60.0	-55.5
Non-controlling Interest	-333	-29.7	-17.8
Net Attributable Profit (ex-BBVA USA Goodwill)	**928**	**-62.0**	**-57.8**
BBVA USA Goodwill impairment	-2,084	n.s.	n.s.
Net Attributable Profit (reported)	**-1,157**	**n.s.**	**n.s.**

Robust gross income growth

/ NET INTEREST INCOME
(€M CONSTANT)


+ 2.0%
4,211
4,268
4,446
4,358
4,295
2Q19
3Q19
4Q19
1Q20
2Q20

Good performance despite rates and retail activity decline

/ NET FEES AND COMMISSIONS
(€M CONSTANT)


- 9.5%
1,192
1,228
1,237
1,222
1,079
2Q19
3Q19
4Q19
1Q20
2Q20

Fees affected by lower retail activity, especially in card payments

/ NET TRADING INCOME
(€M CONSTANT)


+ 419.7%
101
363
475
581
526
2Q19
3Q19
4Q19
1Q20
2Q20

NTI performance positively impacted by portfolio sales and Global Markets results

/ GROSS INCOME
(€M CONSTANT)


+ 6.1%
5,481
5,874
6,058
6,232
5,813
2Q19
3Q19
4Q19
1Q20
2Q20

Growth supported mainly by NTI

2Q typically lower due to SRF* deposit insurance payment

(*) Single Resolution Fund.

Very disciplined cost management and leading efficiency indicators

/ OPERATING EXPENSES
(€M CONSTANT)


- 4.9%
2,815
2,857
2,971
2,834
2,678
2Q19
3Q19
4Q19
1Q20
2Q20

/ GROUP OPERATING JAWS
(6M20 YoY (%); € CONSTANT)


INFLATION
4.7%
Average 12m
3.2%
-1.5%
Core Revenues
Operating Expenses

/ EFFICIENCY RATIO
(%; € CONSTANT)


-389 bps
50.5%
49.7%
45.8%
64.5%
12M18
12M19
6M20
European Peer Group*

*European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures as of Mar-20. BBVA figures as of Jun-20.

Risk indicators improving and within expectations

/ FINANCIAL ASSETS IMPAIRMENTS
(€M CONSTANT)


Provision release one-off
661
1,081
1,087
2,481
1,392
1,665
576
COVID-19 Impairments(*)
2Q19
3Q19
4Q19
1Q20
2Q20

/ NPLs
(€BN)


- €0.3 bn
16.7
17.1
16.7
16.0
16.4
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

/ COST OF RISK
(%, QUARTERLY)


0.75%
1.17%
1.12%
2.57%
1.51%
CoR
2Q19
3Q19
4Q19
1Q20
2Q20

/ NPL & COVERAGE RATIOS
(%)


75%
75%
77%
86%
85%
COVERAGE
3.8%
3.9%
3.8%
3.6%
3.7%
NPL
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

(*) Additionally, COVID-19 extraordinary provisions related to guarantees and undrawn commitments of -€68M. Total COVID-19 impairments and provisions -€644 M in 2Q20.

Extraordinary provisioning based on revised growth estimates

Macro scenarios by region

LINES REPRESENT GDP LEVELS ACCORDING TO CURRENT AND PREVIOUS RANGE FORECASTS (2019=100); NUMBERS REPRESENT GDP ANNUAL GROWTH

Range Apr.20 — Range Jul.20


/ GLOBAL
5.1
-3.1
2019
2020
2021
/ EUROZONE
7.5
3.5
-7.0
-11.0
2019
2020
2021
/ USA
5.0
2.0
-4.0
-7.0
2019
2020
2021
/ SPAIN
9.0
3.0
-10.0
-15.0
2019
2020
2021
/ MEXICO
4.5
2.0
-9.0
-12.0
2019
2020
2021
/ TURKEY
8.0
3.0
1.0
-3.0
2019
2020
2021

Source: BBVA Research.

Impairments breakdown by business area

IMPAIRMENTS BREAKDOWN
(€M CONSTANT, 2Q20)

	RECURRENT Impairments	COVID-19 Impairments*	TOTAL Impairments
Spain	159	64	223
USA	120	68	188
Mexico	356	323	679
Turkey	160	78	238
Argentina	43	-12	31
Colombia	101	-10	91
Peru	78	62	140
Rest	72	3	75
TOTAL	**1,089**	**576**	**1,665**

COST OF RISK BREAKDOWN
(%, CURRENT ANNUALIZED, 1H20)

	RECURRENT Impairments	TOTAL Impairments	2019
Spain	0.35%	1.00%	0.18%(**)
USA	0.78%	1.80%	0.88%
Mexico	2.88%	4.95%	3.01%
Turkey	1.83%	2.71%	2.07%
Argentina	3.66%	3.64%	4.22%
Colombia	2.72%	3.37%	1.67%
Peru	1.72%	2.91%	1.45%
Rest	n.a.	n.a.	n.a.
TOTAL	**1.13%**	**2.04%**	**1.02%**

(*) IFRS9 updated macro adjustment plus specific provisions for most affected portfolios.
(**) Excludes 2Q19 mortgage portfolio sales.

2Q20 Cost of risk significantly below 1Q20 levels

Strong evolution of capital ratios

CET1 FULLY-LOADED
QUARTERLY EVOLUTION (%, bps)


+263 bps
above minimum requirement
+38 bps
10.84%
Mar-20
17 bps
Net Earnings
-2 bps
AT1
coupons
6 bps
RWAs (*)
(€constant)
14 bps
FX and HTC&S
3 bps
Others(**)
11.22%
Jun-20

(*) Includes CRR new supporting factor on SMEs and infrastructures (+5 bps).
(**) Includes prudent valuation adjustment (+3 bps), among others.

HIGH QUALITY CAPITAL- LEVERAGE RATIO FL
JUN-20 BBVA, MAR-20 EUROPEAN PEERS


6.1%
BBVA
4.9%
European Peer
Group Average

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG.

AT1(*) AND TIER 2(**) BUCKETS ALREADY COVERED


JUN-20
1.92%
REQUIREMENTS
1.78%
AT1
2.45%
2.38%
Tier 2

(*) AT1 includes the €1.0 Bn AT1 instrument issued in Jul.20.
(**) Tier 2 includes the GBP300 Mn Tier 2 instrument issued in Jul.20.

CET 1 FL already at the high end of the target range (225-275 bps), and comfortable regulatory distance to MDA at 304 bps***

(***) Distance to MDA based on phased-in ratios, considering AT1 and T2 July issuances.

BBVA
Creating Opportunities

Business Areas



Spain

Profit & Loss (€m)	2Q20	Δ (%) vs 2Q19	1H20	Δ (%) vs 1H19
Net Interest Income	920	1.8	1,793	1.7
Net Fees and Commissions	439	1.6	908	7.4
Net Trading Income	104	n.s.	165	79.6
Other Income & Expenses	-70	n.s.	34	-53.0
Gross Income	1,394	7.4	2,900	4.6
Operating Expenses	-751	-7.8	-1,529	-6.1
Operating Income	643	32.9	1,371	19.8
Impairment on Financial Assets	-223	n.s.	-883	n.s.
Provisions & other gains (losses)	-100	55.0	-365	94.6
Income Before Tax	320	-41.2	124	-88.0
Income Tax	-91	-41.1	-34	-88.3
Net Attributable Profit	228	-41.3	88	-88.1

ACTIVITY (JUN-20)


YtD +2.7%
€Bn 168.5
YoY +0.6%
Mortgages 70.7 -3.6%
Consumer + Credit Cards 13.3 +4.0%
Very small businesses 14.9 +9.0%
Other Commercial 18.0 +7.3%
Corporates + CIB 25.2 +5.9%
Public sector 16.3 -12.3%
Others 10.1 +18.1%
Lending[1]
YtD +3.3%
€Bn 256.6
YoY +4.9%
Demand Deposits 165.1 +11.5%
Time Deposits 30.6 -5.5%
Off-BS Funds 61.0 -5.2%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS


CUSTOMER SPREAD (%)
Yield on loans
2.06
1.99
1.93
1.99
1.96
1.92
Customer spread
Cost of deposits
0.06
0.03
0.01
2Q19
1Q20
2Q20


ASSET QUALITY RATIOS (%)
58.0
66.1
65.7
Coverage
4.60
4.31
4.26
NPL ratio
0.13
1.54
1.00
CoR (YtD)
2Q19
1Q20
2Q20

Note: CoR 2Q19 ex mortgage portfolio sale.

- Loans: +2.7% YTD, driven by Commercial segments and very small businesses, supported by State guaranteed programs in 2Q.
- Strong revenue growth (+4.6% YoY), driven by core revenues (+3.6%) and NTI.
- Outstanding cost performance, exceeding expectations.
- Pre-provision Profit +19.8% vs. 1H19.
- Asset quality improvement: significant CoR decrease QoQ, after the strong provision frontloading in 1Q20.

USA

Profit & Loss (€m constant)	2Q20	Δ Constant vs 2Q19 (%)	1H20	Δ Constant vs 1H19 (%)	Δ Current vs 1H19 (%)
Net Interest Income	**584**	**-4.9**	**1,133**	**-9.2**	**-6.9**
Net Fees and Commissions	160	-7.2	336	2.6	5.2
Net Trading Income	56	41.5	148	83.1	87.3
Other Income & Expenses	-6	n.s.	-10	n.s.	n.s.
Gross Income	**793**	**-4.1**	**1,607**	**-2.9**	**-0.5**
Operating Expenses	-460	-7.3	-959	-2.5	0.0
Operating Income	**333**	**0.8**	**648**	**-3.5**	**-1.1**
Impairment on Financial Assets	-188	47.9	-614	109.2	114.5
Provisions & other gains (losses)	-18	n.s.	-19	222.0	232.0
Income Before Tax	**128**	**-38.7**	**15**	**-95.9**	**-95.8**
Income Tax	-1	-96.5	11	n.s.	n.s.
Net Attributable Profit	**126**	**-27.0**	**26**	**-91.6**	**-91.4**

ACTIVITY (JUN-20)

(CONSTANT €)


YtD +9.1%
YoY
€Bn 69.2
+12.7%
Mortgages 14.0 -1.5%
Consumer + Credit Cards 6.1 -0.6%
Other Commercial 29.3 +17.7%
C&IB 12.9 +37.9%
Public Sector 5.6 +2.1%
Others 1.3 -1.5%
Lending[1]
YtD +11.7%
€Bn 75.7
YoY +17.9%
Demand Deposits 63.6 +32.7%
Time Deposits 12.1 -25.6%
Deposits

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
5.04
4.57
3.99
4.08
3.74
3.55
Customer spread
0.96
0.83
0.44
Cost of deposits
2Q19
1Q20
2Q20

ASSET QUALITY RATIOS (%)


91.2
142.3
133.1
Coverage
1.31
1.01
1.14
NPL ratio
0.94
2.60
1.80
CoR (YtD)
2Q19
1Q20
2Q20

- Loans: solid growth driven by the commercial portfolio, supported by State Guaranteed Loans in 2Q (Paycheck Protection Program).
- Deposit mix and cost improvement: demand deposits representing 84% of total deposits, +39 bps QoQ improvement in cost of deposits.
- Significant cost reduction: -2.5% vs. 1H19.
- Resilient operating income in 2Q (+0.8% YoY), despite declining rates.
- Asset Quality: CoR significant decrease QoQ as a consequence of the 1Q provision frontloading.

Mexico

Profit & Loss (€m constant)	2Q20	Δ Constant vs 2Q19 (%)	1H20	Δ Constant vs 1H19 (%)	Δ Current vs 1H19 (%)
Net Interest Income	**1,287**	**-7.3**	**2,717**	**-1.5**	**-10.7**
Net Fees and Commissions	239	-17.4	513	-9.0	-17.5
Net Trading Income	159	142.2	231	88.5	71.0
Other Income & Expenses	23	-59.3	88	-4.1	-13.1
Gross Income	**1,708**	**-5.1**	**3,550**	**0.4**	**-9.0**
Operating Expenses	-589	-0.2	-1,200	2.6	-6.9
Operating Income	**1,118**	**-7.5**	**2,349**	**-0.8**	**-10.0**
Impairment on Financial Assets	-679	78.2	-1,394	88.0	70.5
Provisions & other gains (losses)	-52	334.1	-64	638.9	570.0
Income Before Tax	**387**	**-52.6**	**891**	**-44.9**	**-50.0**
Income Tax	-77	-65.2	-237	-47.5	-52.4
Net Attributable Profit	**310**	**-47.8**	**654**	**-43.9**	**-49.1**

ACTIVITY (JUN-20)
(CONSTANT €)


YtD +5.4%
YoY
€Bn 49.8
+9.5%
Mortgages 9.3 +9.4%
Consumer 7.2 +3.0%
Credit Cards 3.9 -3.1%
SMEs 2.8 -6.4%
Other Commercial 22.8 +14.5%
Public sector 3.7 +22.4%
Lending¹
YtD +8.7%
YoY
€Bn 70.2
+10.8%
Demand Deposits 39.1 +15.0%
Time Deposits 9.8 +1.8%
Off-BS Funds 21.3 +8.0%
Cust. Funds¹

(1) Performing loans and Cust. Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
13.08
12.49
10.64
10.70
10.33
8.76
Customer spread
2.38
2.16
1.88
Cost of deposits
2Q19
1Q20
2Q20

ASSET QUALITY RATIOS (%)


147.7
155.1
165.5
Coverage
2.19
2.28
2.22
NPL ratio
2.98
5.30
4.95
CoR (YtD)
2Q19
1Q20
2Q20

- **Loans:** +9.5% YoY (+6% ex. FX) driven by commercial segments (drawdown of credit lines in 1Q) and mortgages
- **Flat Operating Income**, supported by NTI (sound Global Market results) and Opex growth below inflation (+3.1%).
- **NII** impacted by rate cuts (Banxico -325 bps YoY), loan growth biased to commercial segments and deferrals in credit cards and SMEs.
- **Asset quality indicators improving**, despite 2Q20 affected by additional COVID-19 provisions.

Turkey

Profit & Loss (€m constant)	**2Q20**	Δ Constant vs 2Q19 (%)	**1H20**	Δ Constant vs 1H19 (%)	Δ Current vs 1H19 (%)
Net Interest Income	**762**	**25.1**	**1,534**	**27.6**	**13.4**
Net Fees and Commissions	109	-29.7	264	-17.5	-26.7
Net Trading Income	64	n.s.	127	n.s.	n.s.
Other Income & Expenses	11	-46.8	32	21.6	8.0
Gross Income	**945**	**28.4**	**1,957**	**31.3**	**16.7**
Operating Expenses	-270	3.8	-562	6.6	-5.3
Operating Income	**675**	**42.0**	**1,394**	**44.8**	**28.7**
Impairment on Financial Assets	-238	87.3	-618	106.5	83.6
Provisions & other gains (losses)	-42	134.7	-61	222.4	186.5
Income Before Tax	**395**	**19.5**	**715**	**10.9**	**-1.4**
Income Tax	-101	49.3	-175	29.1	14.7
Non-controlling Interest	-149	11.7	-274	5.9	-5.9
Net Attributable Profit	**145**	**12.0**	**266**	**6.3**	**-5.5**

/ ACTIVITY (JUN-20)

(CONSTANT €; BANK ONLY)


YtD
0.4%
YoY1
FC
11.8
-5.7%
YtD
22.0%
TL
31.4%
Commercial
12.3
53.2%
Retail
12.1
14.7%
Lending2
YtD
-4.6%
YoY1
FC
-3.1%
Time
9.3
-30.9%
Demand
9.7
57.5%
YtD
12.7%
TL
27.1%
Time
10.9
8.1%
Demand
5.8
90.3%
Deposits2

(1) FC evolution excluding FX impact. (2) Performing loans and deposits under management, excluding repos, according to local GAAP.

/ KEY RATIOS

CUSTOMER SPREAD (%)


5.17
5.30
4.94
FC
TL
7.46
7.30
2.72
2Q19
1Q20
2Q20

ASSET QUALITY RATIOS (%)


75.5
86.3
81.9
Coverage
6.33
6.74
7.02
NPL ratio
1.57
3.80
2.71
CoR (YtD)
2Q19
1Q20
2Q20

- **Loans:** significant acceleration of TL loans (+31% YoY), levered on commercial segments supported by the CGF[3].
- **Strong operating income growth (+45% YoY)** supported by higher NII and NTI and Opex control.
- **NII** up +28% vs. 1H19, explained by loan growth and the improvement in TL customer spread due to the decrease in the cost deposits.
- **Costs** growing below average inflation (+11.9%).
- **Asset quality:** CoR significant improvement QoQ due to the strong provisions frontloading in 1Q20.

(3) Government supported Credit Guarantee Fund.

South America

Net Attributable Profit (€m constant)	2Q20	Δ Constant[1] vs 2Q19 (%)	1H20	Δ Constant[1] 1H20	Δ Current vs 1H19 (%)
Colombia	40	-37.3	48	-58.2	-63.0
Peru	3	-95.1	32	-66.7	-66.8
Argentina	39	n.s.	43	n.s.	-61.2
Other[2]	13	-57.7	36	-37.6	-45.9
South America	95	-41.5	159	-47.3	-60.6

(1) Venezuela in current €m.
(2) Other includes BBVA Forum, Venezuela, Paraguay, Uruguay and Bolivia.

/ ACTIVITY (JUN-20) (CONSTANT €)


YtD +9.1%
YoY
€Bn 35.3
+14.5%
Colombia
11.9 +12.2%
Peru
16.0 +17.8%
Argentina
3.2 +37.9%
Other
4.2 -2.9%
Lending[1]
YtD +17.7%
YoY
€Bn 53.2
+21.6%
Colombia
14.7 +20.3%
Peru
18.3 +24.6%
Argentina
6.2 +45.3%
Other
14.0 +11.2%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

/ KEY RATIOS

CUSTOMER SPREAD (%)


6.79
6.36
6.42
6.45
6.20
5.61
16.25
22.80
19.32
2Q19
1Q20
2Q20

COST OF RISK YTD (%)


1.87
4.01
3.37
1.64
2.43
2.91
3.00
2.62
3.64
2Q19
1Q20
2Q20

- Colombia: High single digit growth in NII YoY, supported by activity. CoR improvement QoQ due to the strong provision frontloading in 1Q20.
- Peru: Net Attributable profit impacted by the CoR increase, as GDP estimates deteriorate further.
- Argentina: Positive Net Attributable Profit, improving QoQ due to lower hyperinflation adjustment and provision releases on the securities portfolio.

BBVA
Creating Opportunities

Final Remarks

Final Remarks

Resilient Operating Income, proving a successful crisis management and our differential digital capabilities.

Very strong cost control and efficiency improvement.

Significant improvement in Risk indicators for the quarter, following the frontloading of provisions in 1Q20.

Solid capital generation in the quarter and year-end target already achieved.


BBVA

BBVA
Creating Opportunities

Appendix

BBVA
Creating Opportunities

01

Net Attributable Profit evolution

Net Attributable Profit evolution

/ €M


BUSINESSES -1,553€m
2,442
-246
-646
-278
-512
16
11
-143
285
928
6M19
FX Effect
Spain
USA
Mexico
Turkey
Rest of Eurasia
South America
Corp. Center
6M20
YoY (%) (constant €)
-88.1
-91.6
-43.9
6.3
19.6
-47.3

Note: excluding BBVA USA 1Q20 goodwill impairment.

Creating Opportunities

02

Gross Income breakdown

Gross Income breakdown

/ 6M20


Spain
2,900 €m
24%
USA
1,607 €m
13%
Turkey
1,957 €m
16%
Mexico
3,550 €m
30%
South America
1,664 €m
14%
Rest of Eurasia
268 €m
2%

Note: Figures exclude Corporate Center.

BBVA
Creating Opportunities

03

P&L Accounts by business unit

Rest of Eurasia
Corporate Center
Colombia
Peru

Rest of Eurasia – Profit & Loss

Profit & Loss (€m)	2Q20	Δ (%) vs 2Q19	1H20	Δ (%) vs 1H19
Net Interest Income	**55**	**22.6**	**102**	**21.0**
Net Fees and Commissions	42	26.9	83	19.6
Net Trading Income	42	24.5	78	29.7
Other Income & Expenses	3	-32.8	5	-14.8
Gross Income	**142**	**22.5**	**268**	**22.1**
Operating Expenses	-64	-10.5	-137	-3.4
Operating Income	**78**	**75.7**	**131**	**68.2**
Impairment on Financial Assets	-41	n.s.	-34	220.5
Provisions & other gains (losses)	-7	-446.4	-8	n.s.
Income Before Tax	**30**	**-34.2**	**89**	**30.1**
Income Tax	-8	16.9	-23	72.1
Net Attributable Profit	**23**	**-42.8**	**66**	**20.0**

Corporate Center – Profit & Loss

Profit & Loss (€m)	2Q20	Δ (%) vs 2Q19	1H20	Δ (%) vs 1H19
Net Interest Income	**-28**	**-54.2**	**-69**	**-47.3**
Net Fees and Commissions	-26	-9.2	-35	-20.9
Net Trading Income	5	-108.1	185	n.s.
Other Income & Expenses	36	31.7	18	32.5
Gross Income	**-12**	**-90.3**	**98**	**n.s.**
Operating Expenses	-197	-18.8	-406	-15.8
Operating Income	**-210**	**-43.6**	**-307**	**-57.2**
Impairment on Financial Assets	0	n.s.	0	n.s.
Provisions & other gains (losses)	-84	303.6	-109	148.9
Income Before Tax	**-294**	**-25.2**	**-416**	**-45.4**
Income Tax	44	-17.9	85	-45.5
Non-controlling interest	-1	-95.1	-1	-92.4
Net Attributable Profit (ex-BBVA USA Goodwill impairment)	**-250**	**-28.4**	**-332**	**-46.2**
BBVA USA Goodwill impairment	0.0	n.s	-2,084	n.s
Net Attributable Profit (reported)	**-250**	**-28.4**	**-2,416**	**291.9**

Colombia – Profit & Loss

Profit & Loss (€m constant)	2Q20	Δ (%) vs 2Q19	1H20	Δ (%) vs 1H19
Net Interest Income	**202**	**9.2**	**403**	**8.8**
Net Fees and Commissions	12	-40.4	29	-27.5
Net Trading Income	25	55.9	30	-12.0
Other Income & Expenses	-2	n.s.	-3	n.s.
Gross Income	**237**	**6.3**	**459**	**1.2**
Operating Expenses	-76	-2.7	-163	1.9
Operating Income	**161**	**11.2**	**295**	**0.8**
Impairment on Financial Assets	-91	117.9	-215	104.4
Provisions & other gains (losses)	-10	75.7	-12	81.6
Income Before Tax	**60**	**-38.3**	**68**	**-62.6**
Income Tax	-18	-40.0	-18	-70.5
Non-controlling interest	-2	-40.9	-1	-69.3
Net Attributable Profit	**40**	**-37.3**	**48**	**-58.2**

Peru – Profit & Loss

Profit & Loss (€m constant)	2Q20	Δ (%) vs 2Q19	1H20	Δ (%) vs 1H19
Net Interest Income	**204**	**-10.2**	**423**	**-5.4**
Net Fees and Commissions	46	-22.5	99	-12.8
Net Trading Income	36	-17.4	73	-11.7
Other Income & Expenses	-8	72.0	-14	30.2
Gross Income	**278**	**-14.5**	**580**	**-8.2**
Operating Expenses	-107	-3.1	-227	1.6
Operating Income	**170**	**-20.5**	**353**	**-13.5**
Impairment on Financial Assets	-140	125.1	-236	98.0
Provisions & other gains (losses)	-23	n.s.	-26	n.s.
Income Before Tax	**8**	**-95.3**	**91**	**-69.3**
Income Tax	-2	-95.8	-21	-76.0
Non-controlling interest	-3	-95.0	-38	-66.6
Net Attributable Profit	**3**	**-95.1**	**32**	**-66.7**

Creating Opportunities

04

Customer spread by country

Customer spreads: quarterly evolution

/ AVERAGE

	2Q19	3Q19	4Q19	1Q20	2Q20
Spain	1.99%	2.00%	1.99%	1.96%	1.92%
Yield on Loans	2.06%	2.05%	2.02%	1.99%	1.93%
Cost of Deposits	-0.06%	-0.05%	-0.04%	-0.03%	-0.01%
USA	4.08%	3.91%	3.73%	3.74%	3.55%
Yield on Loans	5.04%	4.93%	4.68%	4.57%	3.99%
Cost of Deposits	-0.96%	-1.02%	-0.95%	-0.83%	-0.44%
Mexico MXN	11.81%	11.59%	11.69%	11.39%	9.89%
Yield on Loans	14.56%	14.50%	14.32%	13.86%	12.10%
Cost of Deposits	-2.75%	-2.91%	-2.63%	-2.47%	-2.21%
Mexico FC[1]	4.31%	4.08%	3.84%	3.80%	3.34%
Yield on Loans	4.61%	4.44%	4.14%	4.03%	3.48%
Cost of Deposits	-0.31%	-0.36%	-0.30%	-0.23%	-0.14%

(1) Foreign currency.
Note: USA ex NY Business Activity.

	2Q19	3Q19	4Q19	1Q20	2Q20
Turkey TL	2.72%	4.10%	7.12%	7.46%	7.30%
Yield on Loans	19.09%	18.56%	16.46%	14.58%	13.22%
Cost of Deposits	-16.37%	-14.46%	-9.34%	-7.12%	-5.93%
Turkey FC[1]	5.17%	5.25%	5.30%	5.30%	4.94%
Yield on Loans	7.30%	7.04%	6.71%	6.22%	5.37%
Cost of Deposits	-2.13%	-1.79%	-1.41%	-0.92%	-0.43%
Argentina	16.25%	16.30%	24.41%	22.80%	19.32%
Yield on Loans	29.27%	29.36%	36.54%	31.99%	25.73%
Cost of Deposits	-13.02%	-13.06%	-12.13%	-9.20%	-6.41%
Colombia	6.79%	6.64%	6.54%	6.36%	6.42%
Yield on Loans	10.88%	10.82%	10.63%	10.42%	10.14%
Cost of Deposits	-4.09%	-4.18%	-4.09%	-4.06%	-3.73%
Peru	6.45%	6.33%	6.06%	6.20%	5.61%
Yield on Loans	7.85%	7.78%	7.43%	7.37%	6.57%
Cost of Deposits	-1.40%	-1.45%	-1.37%	-1.16%	-0.96%

Customer spreads: YTD evolution

/ YTD AVERAGE

	1H19	1H20
Spain	1.98%	1.94%
Yield on Loans	2.05%	1.96%
Cost of Deposits	-0.07%	-0.02%
USA	4.13%	3.65%
Yield on Loans	5.04%	4.27%
Cost of Deposits	-0.90%	-0.63%
Mexico MXN	11.81%	10.64%
Yield on Loans	14.53%	12.97%
Cost of Deposits	-2.72%	-2.33%
Mexico FC[1]	4.36%	3.54%
Yield on Loans	4.64%	3.72%
Cost of Deposits	-0.27%	-0.18%

	1H19	1H20
Turkey TL	2.61%	7.37%
Yield on Loans	19.05%	13.87%
Cost of Deposits	-16.44%	-6.50%
Turkey FC[1]	5.07%	5.10%
Yield on Loans	7.38%	5.77%
Cost of Deposits	-2.31%	-0.67%
Argentina	16.11%	20.94%
Yield on Loans	28.89%	28.63%
Cost of Deposits	-12.79%	-7.70%
Colombia	6.77%	6.40%
Yield on Loans	10.89%	10.28%
Cost of Deposits	-4.11%	-3.88%
Peru	6.53%	5.90%
Yield on Loans	7.87%	6.96%
Cost of Deposits	-1.34%	-1.06%

(1) Foreign currency.
Note: USA ex NY Business Activity.

BBVA
Creating Opportunities

05

New retail production breakdown

New retail production breakdown

(BASE 100; FEB-2020)

MORTGAGES CONSUMER

SPAIN


100%
75%
50%
25%
0%
Feb-20
Mar-20
Apr-20
May-20
Jun-20

MEXICO


125%
100%
75%
50%
25%
0%
Feb-20
Mar-20
Apr-20
May-20
Jun-20

USA


300%
200%
100%
0%
Feb-20
Mar-20
Apr-20
May-20
Jun-20

TURKEY


150%
100%
50%
0%
Feb-20
Mar-20
Apr-20
May-20
Jun-20

PERU


100%
75%
50%
25%
0%
Feb-20
Mar-20
Apr-20
May-20
Jun-20

COLOMBIA


100%
75%
50%
25%
0%
Feb-20
Mar-20
Apr-20
May-20
Jun-20

BBVA

Creating Opportunities

06

Outstanding loan commitments to non-financial corporations

Outstanding loan commitments to non-financial corporations

/ BREAKDOWN BY BUSINESS AREAS
(JUN-20)

	€ bn
USA[1]	25.9
Spain	19.9
Eurasia	16.6
Turkey	2.4
South America	2.2
Mexico	2.1
Total Group	69.2

(1) USA includes € 15.4 billion of loan commitments in the NY branch.

BBVA
Creating Opportunities

07
Stages breakdown by business areas

Stages breakdown by business area

/ CREDIT RISK BREAKDOWN BY BUSINESS AREA
(JUN-20, €M)

BBVA GROUP	Gross Exposure	Accumulated impairments
Stage 1	391,486	2,591
Stage 2	38,752	2,857
Stage 3	16,385	8,549

SPAIN	Gross Exposure	Accumulated impairments
Stage 1	176,955	801
Stage 2	13,992	724
Stage 3	8,504	4,057

USA	Gross Exposure	Accumulated impairments
Stage 1	62,538	338
Stage 2	8,705	511
Stage 3	822	244

MEXICO	Gross Exposure	Accumulated impairments
Stage 1	47,618	762
Stage 2	4,959	461
Stage 3	1,194	752

TURKEY	Gross Exposure	Accumulated impairments
Stage 1	44,057	243
Stage 2	5,061	657
Stage 3	3,708	2,138

SOUTH AMERICA	Gross Exposure	Accumulated impairments
Stage 1	35,368	408
Stage 2	4,651	452
Stage 3	1,888	1,176

COLOMBIA	Gross Exposure	Accumulated impairments
Stage 1	11,148	126
Stage 2	1,120	183
Stage 3	688	446

PERU	Gross Exposure	Accumulated impairments
Stage 1	17,338	195
Stage 2	2,736	203
Stage 3	914	558

ARGENTINA	Gross Exposure	Accumulated impairments
Stage 1	2,793	50
Stage 2	396	44
Stage 3	67	44

BBVA

Creating Opportunities

08

EAD to most vulnerable sectors in the current environment

Exposure at default to most vulnerable sectors in the current environment

/ BREAKDOWN BY SECTORS
(JUN-20)

	bn €
Leisure[1]	11.61
Developer Real Estate	6.38
Retailers non food	5.78
Upstream & Oilfield services[2, 3]	4.96
Air & Marine transportation	2.45
Total EAD to the most vulnerable sectors	31.19
as a % of total EAD	*6.92%*

(1) Includes Hotels, Restaurants, Travel Agencies and Gaming, among others.
(2) Of which, €2.8bn in USA and €0.2bn in Mexico.
(3) From a total of €13.8bn EAD to the Oil & Gas sector.

BBVA
Creating Opportunities

09
Loan Deferrals & Government backed loans

Deferrals breakdown

(data in € billion)

	GROUP		BBVA SA [1]		MEXICO		USA [2]		TURKEY [3]		ARGENTINA		COLOMBIA		PERU	
	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight
Mortgages	9.3	8.9%	1.8	2.3%	3.5	38.4%	1.5	13.8%	0.4	16.2%	0.0	37.1%	1.1	43.2%	1.0	31.4%
Rest of Households	8.7	12.5%	0.7	2.9%	3.1	23.5%	0.6	5.8%	1.4	14.9%	0.4	27.9%	1.4	27.2%	1.0	35.4%
Corporates and SMEs	11.4	6.1%	0.2	0.2%	4.8	22.6%	1.8	5.6%	2.4	9.4%	0.0	1.9%	0.7	20.4%	1.5	14.3%
Other	0.3	0.5%	0.0	0.0%	0.0	0.0%	0.0	0.7%	0.0	0.0%	0.0	0.0%	0.3	19.7%	0.0	0.0%
TOTAL Outstanding	29.7	7.1%	2.6	1.2%	11.4	21.8%	3.9	6.9%	4.3	9.6%	0.5	12.5%	3.5	27.8%	3.5	18.8%
Expired	6.6	1.6%	1.4	0.6%	1.1	2.1%	2.4	4.5%	0.3	0.6%	0.0	0.0%	0.1	0.4%	1.5	7.9%
TOTAL Loan Deferrals granted	36.3	8.6%	4.0	1.8%	12.5	23.9%	6.3	12.0%	4.6	10.2%	0.5	12.5%	3.6	28.2%	4.9	26.6%

Note: data breakdown under EBA criteria as of June 30th.
(1) Includes mainly Spain, Eurasia and the NY branch. (2) Compass bank. (3) Garanti bank-only

Outstanding loan deferrals

/ MATURITY PROFILE OF OUTSTANDING LOAN DEFERRALS: BREAKDOWN BY PRODUCT

Outstanding amount (€ bn)


Mortgages
Rest of Households
Corporates and SMEs
Others
-
3.0
6.0
9.0
12.0
< 3 months
3-6 months
> 6 months

Total BBVA Group

< 3 months: **€19.7 bn**

3-6 months: **€8.2 bn**

> 6 months: **€1.8 bn**

Note: Residual maturity as of June 30th, 2020
Note: data breakdown under EBA criteria as of June 30th.

At a Group level, most of the outstanding loan deferrals expire before year end (2/3 in 3Q)

Government backed loans

(data in € billion)

	GROUP		BBVA SA [2]		MEXICO		USA [3]		TURKEY [4]		ARGENTINA		COLOMBIA		PERU	
	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight	Loans	% weight
Households	0.9	0.5%	0.6	0.6%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.1	5.6%	0.0	0.1%	0.2	2.8%
Corporates and SMEs	12.8	6.9%	7.6	8.7%	0.0	0.0%	2.8	8.7%	0.9	3.3%	0.0	1.5%	0.1	3.0%	1.5	14.7%
Other	0.1	0.1%	0.0	0.0%	0.0	0.0%	0.1	2.3%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
TOTAL	13.8 [1]	3.3%	8.2	3.7%	0.0	0.0%	2.8	5.0%	0.9	1.9%	0.1	3.0%	0.1	0.9%	1.7	9.2%

Note: data breakdown under EBA criteria as of June 30th.
(1) Excludes undrawn commitments. Including undrawn commitments €20bn.
(2) Includes mainly Spain, Eurasia and the NY branch. If we also consider undrawn credit lines, BBVA Spain has granted a total of 12.6 billion € ICO loans as of June 30th (of which 8.2 billion € is the outstanding drawn amount). As of July 23th, it has increased from 12.6bn€ to 14.3bn€
(3) Compass bank.
(4) Garanti bank-only.

BBVA
Creating Opportunities

10

ALCO Portfolio,
NII Sensitivity and LCRs & NSFRs

ALCO portfolio

/ ALCO PORTFOLIO BREAKDOWN BY REGION

(€ BN)


50.8
54.3
55.2
South America
Mexico
Turkey
USA
Euro[1]
3.0
5.0
8.1
11.7
23.0
3.2
6.6
7.9
12.4
24.2
3.8
7.1
8.0
12.3
24.0
Jun-19
Mar-20
Jun-20

June 2020	Amort Cost (HTC) (€BN)	Fair Value (HTC&S) (€BN)	Fair Value (HTC&S) (duration)
South America	0.1	3.7	1.0 years
Mexico	2.3	4.8	1.9 years
Turkey	4.2	3.8	3.7 years
USA	7.3	5.0	1.9 years
Euro	15.2	8.8	3.2 years
Spain	11.4	3.8	
Italy	3.7	1.1	
Rest	0.1	3.9	

(1) Figures excludes SAREB senior bonds (€4.6bn as of Jun-19, and €4.5bn for Mar-20 and Jun-20) and High Quality Liquid Assets portfolios (€11.2bn as of Jun-19, €12.6bn as of Mar-20 and €19.6bn as of Jun-20).

/ EURO ALCO PORTFOLIO MATURITY PROFILE

(€ BN)


1.1
2.6
0.3
20.0
2020
2021
2022
>=2023

/ EURO ALCO YIELD

(JUN-20, %)

1.1%

/ HQLA[2] PORTFOLIO

(JUN-20, €)

19.6bn

(2) High Quality Liquid Assets.

NII sensitivity to interest rates movements

ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS
(%)


NII SENSITIVITY TO +100 BPS
15%
10%
5%
0%
Euro
USA
Mexico


NII SENSITIVITY TO -100BPS
0%
-5%
-10%
-15%
Euro
USA
Mexico

Note: NII sensitivities calculated using our dynamic internal model with balance sheets as of May 2020. Euro NII sensitivity to upward rates includes management levers regarding deposit cost and movements from demand deposits to time deposits. Euro NII sensitivity to downward rates according to the EBA's "parallel-down" shock scenario. Mexico NII sensitivity to downward rates also includes pricing management levers (MXN sensitivity -1.4%; USD sensitivity -0.3%).

Liquidity and funding ratios

/ BBVA GROUP AND SUBSIDIARIES LCR & NSFR RATIOS
(JUN-2020)

	BBVA GROUP	Euro	USA	Mexico	Turkey	S. America
LCR	159% (191%[1])	198%	144% [2]	169%	142%	All countries >100%
NSFR	124%	118%	120%	132%	144%	All countries >100%

(1) LCR of 159% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 191%.
(2) BBVA USA LCR calculated according to local regulation (Fed Modified LCR).

Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

BBVA
Creating Opportunities

11
CET1 sensitivity to market impacts

CET1 Sensitivity to Market impacts[1]

/ TO A 10% CURRENCY DEPRECIATION
(JUN-20)

MXN	-3bps
TRY	-3bps
USD	+9bps

/ TO A 10% DECLINE IN THE PRICE OF TELEFONICA SHARE PRICE
(JUN-20)

- 2.6bps

/ TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND
(JUN-20)

- 13bps

(1) CET1 sensitivity considering the FL capital ratio as of June 30th.

BBVA
Creating Opportunities

12

CET1 YTD & RWAs by business area

CET1 YTD
RWAs by Business Area

Capital YTD Evolution

/ CET1 FULLY-LOADED – BBVA GROUP
YTD EVOLUTION (%, BPS)


-52 bps
11.74%
24 bps
-6 bps
-45 bps
-33 bps
6 bps
11.22%
Dec-19
Net Earnings
AT1 coupons
RWAs* (€constant)
FX and HTC&S
Others**
Jun-20

(*) Includes CRR new supporting factor on SMEs and infrastructures.
(**) Includes, among others, minority interests.

Risk-Weighted Assets by business areas

	Fully-Loaded RWAs		
Breakdown by business area (€m)	Jun-20	Mar-20	Jun-19
Spain	109,625	110,929	107,274
USA	66,889	68,765	62,383
Turkey	57,190	59,163	57,551
Mexico	54,947	53,522	55,919
South America	44,015	44,876	43,995
Argentina	6,354	6,910	6,435
Chile	1,737	1,749	2,268
Colombia	13,499	13,100	13,778
Peru	18,735	19,278	17,715
Others	3,691	3,838	3,799
Rest of Eurasia	20,247	18,878	16,415
Corporate Center	9,475	12,692	17,026
BBVA Group	**362,388**	**368,827**	**360,563**

BBVA
Creating Opportunities

13
Book Value of the main subsidiaries

Book Value of the main subsidiaries[1,2]

€ BN, JUN-20


Mexico 9.4
USA 8.1
Turkey 3.9
Colombia 1.2
Perú 1.1
Argentina 0.9
Chile 0.3
Venezuela 0.1

(1) Includes the initial investment + BBVA's undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value.
(2) Turkey includes the Garanti Group.

BBVA

Creating Opportunities

14

TBV per share and dividends evolution

Shareholders' return: TBV per share and dividends

TBV PER SHARE & DIVIDENDS
(€ PER SHARE)


+0.5%
6.10
6.35
6.37
0.10
6.27
6.04
0.26
5.78
6.13
0.26
5.87
DIVIDENDS
TBV/SHARE
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

BBVA

Creating Opportunities

15

Garanti BBVA: wholesale funding

Turkey – Liquidity & funding sources

- **Solid liquidity position:**
  - Total LTD ratio is at 102%, increasing by 7.2 pp in 2Q20, mainly driven by increase in TRY Currency LTD.
  - Foreign currency loans decreased by USD 0.3 Bn to c. USD 13.3 Bn in 2Q20.
  - Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 142% vs ≥100% required in 2Q20.
- **Limited external wholesale funding needs:** USD 8.7 Bn.

FC liquidity buffers

- Short Term Swaps
- Unencumbered FC securities
- FC Reserves under ROM[1]
- Money Market Placements

c. USD 9.3 Bn liquidity buffer

Note-1: All figures are Bank-only, as of June 2020.
Note-2: Total Liquidity Buffer (FC and TRY) is at c. USD 6.9 Bn.
(1) ROM: Reserve Option Mechanism.

External wholesale funding maturities[2]

(USD Bn)


Total 12M: USD 2.9bn
0.2
1.2
0.2
1.3
5.8
3Q20
4Q20
1Q21
2Q21
>2Q21
Covered Bond
Subdebt
Syndicated loans
Securitization
Senior
Other[3]

USD 8.7 Bn total maturities

(2) Includes TRY covered bonds and excludes on balance sheet IRS transactions.
(3) Other includes mainly bilateral loans, secured finance and other ST funding.

Ample liquidity buffers and limited wholesale funding maturities in 2020

16

Argentina: hyperinflation adjustment

Argentina hyperinflation adjustment

Profit & Loss (€m)	**1H20** (reported)	Hyperinflation adjustment	**1H20** Ex. Hyperinflation
Net Interest Income	**442**	**24**	**418**
Net Fees and Commissions	66	2	63
Net Trading Income	49	3	46
Other Income & Expenses	-150	-114	-36
Gross Income	**406**	**-86**	**492**
Operating Expenses	-216	-22	-194
Operating Income	**190**	**-108**	**298**
Impairment on Financial Assets (net)	-88	-6	-82
Provisions (net) and other gains (losses)	-5	0	-5
Income Before Tax	**96**	**-115**	**211**
Income Tax	-35	28	-63
Non Controlling Interest	-18	30	-48
Net Attributable Profit	**43**	**-58**	**100**

BBVA
Creating Opportunities

17

Digital sales breakdown

Outstanding trend in digital sales

(% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV[1])


UNITS
PRV
GROUP
UNITS
PRV
48.8
57.0
63.2
30.1
41.1
47.5
Jun-18
Jun-19
Jun-20
SPAIN
42.6
49.3
58.0
31.4
42.6
42.5
Jun-18
Jun-19
Jun-20
USA
23.4
27.1
35.8
21.1
23.4
35.8
Jun-18
Jun-19
Jun-20
MEXICO
40.8
54.2
61.2
26.5
42.5
50.6
Jun-18
Jun-19
Jun-20
TURKEY
75.6
79.7
80.5
45.7
53.5
54.0
Jun-18
Jun-19
Jun-20
SOUTH AMERICA
57.2
63.0
71.6
21.9
27.0
45.3
Jun-18
Jun-19
Jun-20

Group and South America figures exclude Venezuela, Chile and Paraguay.
(1) Product Relative Value as a proxy of lifetime economic representation of units sold.

BBVA